UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                            (Amendment No.        *)
                                           -------


VITA EQUITY INC.
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(Name of Issuer)

Common Stock, $0.001 PAR VALUE
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(Title of Class of Securities)

Not Applicable
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(CUSIP Number)  24778R209

copy to:
RITE, Inc.
1905 South Eastern Avenue
Las Vegas, Nevada
89104, 1.877.748.3462
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

February 7, 2005
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

SCHEDULE 13D
------------

CUSIP No.    Not Applicable

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stuart McPherson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [_]
     (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)

     OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)

     [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
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                    7    SOLE VOTING POWER

                         2,165,000 shares of common stock beneficially owned
NUMBER OF           ------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 Nil
EACH                ------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON
WITH                     2,165,000 shares of common stock beneficially owned
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         Nil
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,165,000 shares of common stock beneficially owned
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12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)

     [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%, based on 13,220,000 shares of common stock outstanding
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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






Item 1.  Security and Issuer
----------------------------

This Statement relates to common shares with $0.001 par value of Vita Equity, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 314 - 837 West Hastings Street, Vancouver, BC, V6C 3N6.

Item 2.  Identity and Background
--------------------------------

Stuart McPherson, a Canadian citizen, whose address is 215 West 3rd Aveneu, Vancouver, British Columbia, Canada, V6K 1N5.

During the last five years, Mr. McPherson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). During the last five years, Mr. McPherson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

Mr. McPherson beneficially owns a total of 2,165,000 shares of common stock of the Issuer. On May 23, 2003. Mr. McPherson acquired beneficial ownership of 2,165,000 shares of the Issuer's common stock pursuant to his subscription for shares from the issuer at the price of $0.001 per common share for total proceeds o the Issuer of $2,165.

Item 4.  Purpose of Transaction
-------------------------------

The purpose of the transaction described above was for a long-term investment in the Issuer.

Mr. McPherson does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Mr. McPherson beneficially owns an aggregate of 2,165,000 shares of common stock (16.4%) of the Issuer.

Mr. McPherson has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 2,165,000 shares of common stock (16.4%) of the Issuer.

Other than described in Item 3 above, Mr. McPherson has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

None.


Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2005                           /s/ Stuart McPherson
                                                   --------------------
                                                   Signature

                                                   Stuart McPherson
                                                   ----------------
                                                   Name/Title